As Filed with the Securities and
Exchange Commission on June 1, 2006.                  Registration No. 333-
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                    FORM F-6
                             REGISTRATION STATEMENT
                                      under
                           THE SECURITIES ACT OF 1933
         For Depositary Shares Evidenced by American Depositary Receipts

                                   ----------

                             CRESUD S.A.C.I.F. Y A.
   (Exact name of issuer of deposited securities as specified in its charter)
                                      N.A.
                   (Translation of issuer's name into English)
                               ARGENTINE REPUBLIC
            (Jurisdiction of incorporation or organization of issuer)

                              THE BANK OF NEW YORK
             (Exact name of depositary as specified in its charter)
                      One Wall Street, New York, N.Y. 10286
                            Telephone (212) 495-1784
               (Address, including zip code, and telephone number,
       including area code, of depositary's principal executive offices)

                                   ----------

                              The Bank of New York
                                  ADR Division
                           One Wall Street, 29th Floor
                               New York, NY 10286
                            Telephone (212)-495-1784
               (Address, including zip code, and telephone number,
                   including area code, of agent for service)

         It is proposed that this filing become effective under Rule 466
                          |X| immediately upon filing
                             |_| on (Date) at (Time)

    If a separate statement has been filed to register the deposited shares,
                          check the following box. |_|

                         CALCULATION OF REGISTRATION FEE

===============================================================================================================
                                                Amount      Proposed maximum   Proposed maximum     Amount of
        Title of each class of                   to be       Aggregate price        aggregate       registration
     Securities to be registered              registered      per unit (1)     offering price (1)      fee
---------------------------------------------------------------------------------------------------------------
American Depositary Shares evidenced          50,000,000          $.05             $2,500,000        $267.50
by American Depositary Receipts, each          American
American Depositary Share evidencing          Depositary
ten common stock of Cresud S.A.C.I.F. y A.      Shares
===============================================================================================================

(1) Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.

As permitted by Rule 429 under the Securities Act of 1933, the Prospectus included in this Registration Statement also relates to the Depositary Shares registered under Registration Statement on Form F-6 (No. 333-6546) previously filed by the registrant.

--------------------------------------------------------------------------------

      The Prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the form of Deposit Agreement filed as Exhibit
(1) to this Registration Statement, which is incorporated herein by reference.

                                     PART I

                       INFORMATION REQUIRED IN PROSPECTUS

Item 1. Description of the Securities to be Registered

                              CROSS REFERENCE SHEET

      Item Number and Caption                       Location in Form of
                                                    American Depositary Receipt
                                                    Filed Herewith as Prospectus

(1)   Name and address of Depositary                Introductory Paragraph

(2)   Title of American Depositary Receipts         Face of American Depositary
      and identity of deposited securities          Receipt, top center

      Terms of Deposit:


      (i)      The amount of deposited securities   Face of American Depositary
               represented by one unit of American Receipt - upper right corner Depositary Shares

      (ii)     The procedure for voting, if any,    Paragraphs (15) and (16)
               the deposited securities

      (iii)    The collection and distribution of   Paragraphs (12), (14) and
               dividends                            (15)

      (iv)     The transmission of notices,         Paragraphs (11), (15) and
               reports and proxy soliciting         (16)
               material

      (v)      The sale or exercise of rights       Paragraph (13)

      (vi)     The deposit or sale of securities    Paragraphs (12) and (17)
               resulting from dividends, splits
               or plans of reorganization

      (vii) Amendment, extension or termination Paragraphs (20) and (21) of the Deposit Agreement

      (viii)   Rights of holders of receipts to     Paragraph (11)
               inspect the transfer books of the
               Depositary and the list of holders
               of receipts

      (ix)     Restrictions upon the right to       Paragraphs (2), (3), (4),
               deposit or withdraw the underlying   (5), (6) and (8)
               securities

      Item Number and Caption                       Location in Form of
                                                    American Depositary Receipt
                                                    Filed Herewith as Prospectus

      (x)      Limitation upon the liability of     Paragraphs (13) and (18)
               the Depositary

(3)   Fees and Charges                              Paragraph (7)

Item 2. Available Information

      Item Number and Caption                       Location in Form of
                                                    American Depositary Receipt
                                                    Filed Herewith as Prospectus

2(a)  Statement that Cresud S.A.C.I.F. y A. is      Paragraph (11)
      subject to the periodic reporting
      requirements of the Securities Exchange Act of 1934 and, accordingly, files certain reports with the Commission -- and that such reports can be inspected by holders of American Depositary Receipts and copied at public reference facilities maintained by the Commission in Washington, D.C.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. Exhibits

      * (1) Form of Deposit Agreement (including the form of American Depositary Receipt), dated as of March 18, 1997, among Cresud S.A.C.I.F. y A. (the "Issuer"), The Bank of New York, as Depositary (the "Depositary"), and each
Owner and holder from time to time of American Depositary Receipts ("ADRs") issued thereunder.

      * (2) Form of Letter from the Depositary to the Issuer, relating to the Pre-release of American Depositary Receipts.

      (4) Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to the legality of the securities being registered.

      (5) Certification under Rule 466.

Item 4. Undertakings

      (a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the Issuer which are both (1) received by the Depositary as the holder of the deposited securities and (2) made generally available to the holders of the underlying securities by the Issuer.

      (b) The Depositary hereby undertakes to notify each registered holder of an ADR at least thirty days before any change in the fee schedule.

--------
* Incorporated by reference to Form F-6 Registration Statement No. 333-6546 filed by the Registrant with the Commission

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, The Bank of New York, on behalf of the legal entity created by the Deposit Agreement, dated as of March 18, 1997, among Cresud S.A.C.I.F. y A., The Bank of New York, as Depositary, and each Owner and holder of an American Depositary Receipt issued thereunder certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on May 31, 2006.

                                                   By: THE BANK OF NEW YORK,
                                                         as Depositary

                                                   By: /s/ Allen R. Murray
                                                       ------------------------
                                                       Name: Allen R. Murray
                                                       Title: Managing Director

      Pursuant to the requirements of the Securities Act of 1933, Cresud S.A.C.I.F. y A. has caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in Argentina on May 30, 2006.

                                                   Cresud S.A.C.I.F. y A.

                                                   By: /s/ Eduardo S. Elsztain
                                                       -------------------------
                                                       Name: Eduardo S. Elsztain
                                                       Title: Chairman

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by or on behalf of the following persons in the capacities indicated on May 30, 2006.

Name                                 Title
----                                 -----

/s/ Eduardo S. Elsztain              Chairman
--------------------------
Eduardo S. Elsztain

/s/ Alejandro G. Elsztain            Second Vice Chairman of the Board & CEO
--------------------------           (Principal Executive Officer)
Alejandro G. Elsztain

/s/ Gabriel Blasi                    Chief Financial Officer
--------------------------           (Principal Financial Officer)
Gabriel Blasi

/s/ Davie Perednik                   Director and Chief Administrative Officer
--------------------------           (Principal Accounting Officer)
David Perednik

/s/ Saul Zang                        First Vice Chairman of the Board & Director
--------------------------
Saul Zang

/s/ Fernando A. Elsztain             Director
--------------------------
Fernando A. Elsztain

                                     Director
----------------------------------
Clarisa Diana Lifsic

                                     Director
----------------------------------
Gabriel Adolfo Gregorio Reznik

                                     Director
----------------------------------
Jorge Oscar Fernandez

                                     Director
----------------------------------
Susan Segal

/s/ Donald J. Puglisi                Authorized Representative
----------------------------------   in the United States
Donald J. Puglisi
Managing Director
Puglisi & Associates

                                INDEX TO EXHIBITS

Exhibit
Number
-------

(4) Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to the legality of the securities being registered.

(5)   Certification under Rule 466.